XT ENERGY GROUP, INC.

No.1, Fuqiao Village, Henggouqiao Town

Xianning, Hubei, China 437012

February 26, 2020

VIA EDGAR

Beverly Singleton

Martin James – Senior Advisor

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: XT Energy Group, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2019

Filed October 15, 2019

File No. 000-54520

Dear Sir and Madam:

By letter dated February 12, 2020, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided XT Energy Group, Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form 10-K for the Fiscal Year ended July 31, 2019, filed October 15, 2019. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 63

1. We note from your discussion of the changes in installation of power generation systems revenue on page 64 that air compression equipment and other components and heat pumps are parts of the installation of power generation systems, which were not sold separately during the year ended July 31, 2018, but which you sold as separate components during the year ended July 31, 2019 as a result of marketing efforts. You indicate that this resulted in increased revenues in Fiscal 2019. However, on page 68 you disclose that air compression equipment and heat pumps were not sold separately during the year ended July 31, 2017 but you sold them as separate components during the year ended July 31, 2018. Please reconcile these statements for us, and revise future filings to eliminate the inconsistency in your disclosure.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that we erroneously disclosed that the air compression equipment and other components, and heat pumps are parts of the installation of power generation systems, which were not sold separately during the year ended July 31, 2018. In fact, we sold the air compression equipment and other components and heat pumps separately during the year ended July 31, 2018, but the quantities were less than the year ended July 31, 2019. We will revise the disclosure in future filings to eliminate the inconsistency substantially as follows:

Sales of air compression equipment and other components increased by $271,452 or 24.6% and the sales of heat pumps increased by $7,237,607 or 471.9% for the year ended July 31, 2019 as compared to the year ended July 31, 2018. The increase was mainly due to we were focusing to sell them more as separate components as a result of our marketing efforts during the year ended July 31, 2019, which resulted in the increase of sales revenues.

Critical Accounting Policies and Estimates

Revenue Recognition

Sale and installation of power generation systems, page 75

2. You disclose on page 76 that the installation revenues and sales of equipment and system component are combined and considered as one performance obligation, and the promises to transfer the equipment and system component and installation are not separately identifiable. Please address the following:

•	Explain to us how this is consistent with the discussions on pages 64 and 68 indicating that air compression equipment and other components and heat pumps, which are parts of the installation of power generation systems, were sold as separate components during the year ended July 31, 2019.

•	Revise future filings to disclose a clear and consistent policy on how the equipment and system components and heat pumps are treated in your accounting for contracts with customers. If you sell individual air compression equipment and other components and heat pump products separately from system installations, please disclose that fact and revise your disclosures to address your accounting.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff as follows:

During the years ended July 31, 2018 and 2017, the Company had two types of contracts with its customers. The first is a master contract that includes a sub-contract of equipment and component sales, and another sub-contract of installation. The Company is responsible for the overall management of the project, which we provide significant service integrating the goods and services into the power generation system. We considered them as one performance obligation and one transaction price because our management believes the promises to transfer the goods and services are not separately identifiable in accordance with ASC 606-10-25-19(b), which is evidenced by the fact that we provide a significant service of integrating the goods and services (inputs) into the power generation systems (the combined output) for which the customer has contracted. We disclosed those revenues generated under “Installation of power generation systems.

The second type of contract relates to sales of products. Beginning in 2018, our customers started using their own installation team. Therefore, in the year ended July 31, 2019, most contracts entered with customers were for the sale of products, which we recognized revenue upon delivery of products.

We will revise the disclosure in future filings to disclose a clear and consistent policy on how the equipment and system components and heat pumps are treated in our accounting for contracts with customers substantially as follows:

If the sales of equipment is combined within the contract of the installation of power generation system with the Company performing significant service of integrating the equipment into the power generation system, the installation revenues and sales of equipment and system components are combined and considered as one performance obligation. The promises to transfer the equipment and system components and installation are not separately identifiable, which is evidenced by the fact that we provide a significant service of integrating the goods and services into a power generation system which the customer has purchased.

Sales of products

Sales of products includes sales of PV panels, air compression equipment and other components, heat pumps, high-grate synthetic fuel, hydraulic parts and electronic components, wine and herbal wine. When these products are not being integrated into a service contract and being sold individually, we continue to derive our revenues from sales contracts with our customers, with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via the sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of the goods are transferred to a customer, which is generally similar to when its delivery has occurred prior to August 1, 2018.

Sales of Products, page 76

3. Please expand your discussion in future filings to identify the product or service categories where revenue is recognized at a point-in-time.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that we will revise the disclosure in future filings to expand our discussion to identify the product or service categories where revenue is recognized at a point-in-time substantially as follows:

Sales of products

Sales of products includes sales of PV panels, air compression equipment and other components, heat pumps, high-grate synthetic fuel, hydraulic parts and electronic components, wine and herbal wine. When these products are not being integrated into any service contract and being sold individually, we continue to derive our revenues from sales contracts with our customers with revenues being recognized upon delivery of products. Persuasive evidence of an arrangement is demonstrated via the sales contract and invoice; and the sales price to the customer is fixed upon acceptance of the sales contract and there is no separate sales rebate, discount, or other incentive. Such revenues are recognized at a point in time after all performance obligations are satisfied and based on when control of goods transfers to a customer, which is generally similar to when its delivery has occurred prior to August 1, 2018.

Gross versus Net Revenue Reporting, page 77

4. Revise the discussion in future filings to briefly describe your trading business, including the segment through which you provide these services, and the specific product or service categories provided. In addition, consistent with ASC 606-10-55-36A.b address your assessment of whether you have control over the goods or services before they are transferred to the customer, considering the indicators outlined in ASC 606-10-55-39.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that we will revise the disclosures in future filings to expand our discussion as set forth below to briefly describe our trading business, including the segment through which we provide these services, and the specific product or service categories provided in our future filings. In addition, consistent with ASC 606-10-55-36A.b, in our future filings, we will address our assessment of whether we have control over the goods or services before they are transferred to the customer, considering the indicators outlined in ASC 606-10- 55-39.

Gross versus Net Reporting

Our trading segment, Xiangtian Trade, engages in trading of general merchandise, primarily consisting of tealeaves. The determination of whether revenues should be reported on a gross or net basis is based on our assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether we control the products prior to transferring it. When we control the product, the promise is to provide and deliver the products and revenue is presented gross. When we do not control the products, the promise is to facilitate the sale and revenue is presented net.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, we consider the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. We consider this guidance in conjunction with the terms in our arrangements with both suppliers and customers.

In general, we order products directly from our suppliers and drop ship the products directly to our customers. We do not have the responsibility of fulfilling the promise to provide the products as the products can be returned to our suppliers if our customers do not accept the products. Furthermore, we do not control the products as we have no obligation to (i) fulfill the resale products delivery, and (ii) bear any inventory risk. In addition, when establishing the selling prices for delivery of the resale products, we have such discretion of establishing price to ensure we would generate profit for the services of the products delivery arrangements. We believe that all these factors indicate that we are acting as an agent in this transaction. As a result, revenue from the trading segment is presented on a net basis.

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

/s/ Zhou Deng Hua
Zhou Deng Hua Chief Executive Officer

5